January 6, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tyler Howes

Alan Campbell

Re:	Aktis Oncology, Inc.

Acceleration Request for Aktis Oncology, Inc.

Registration Statement on Form S-1

File No. 333-292283

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-292283) (as amended, the “Registration Statement”), of Aktis Oncology, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.0001 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, (the “Act”) we, as representatives of the several underwriters (the “Underwriters”), hereby respectfully request that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 PM (Eastern time) on January 8, 2026, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
BOFA SECURITIES, INC.
LEERINK PARTNERS LLC
TD SECURITIES (USA) LLC
As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Brandon Petillo
Name:	Brandon Petillo
Title:	Executive Director

BOFA SECURITIES, INC.

By:	/s/ Greg Butz
Name:	Greg Butz
Title:	Co-Head of Global Healthcare Investment Banking, Managing Director

LEERINK PARTNERS LLC

By:	/s/ Sean Pitt
Name:	Sean Pitt
Title:	Senior Managing Director

TD SECURITIES (USA) LLC

By:	/s/ Brian Hagerty
Name:	Brian Hagerty
Title:	Managing Director

[Signature Page to Acceleration Request]